UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 27, 2012 by FSI International, Inc. (“FSI”). The Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation, and indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation, to purchase all of FSI’s outstanding shares of common stock, no par value, at a purchase price of $6.20 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented to include the information set forth below.

(1) The final paragraph of Item 8—“Additional Information – Antitrust Laws – United States” is hereby amended and restated in its entirety as follows:

“TEL and Purchaser filed their Premerger Notification and Report Form on August 24, 2012 and the Company filed its Premerger Notification and Report Form on August 27, 2012. TEL and Purchaser voluntarily withdrew their Premerger Notification and Report Form effective September 10, 2012 to facilitate the FTC’s and Antitrust Division’s review of the Offer and the Merger. On September 11, 2012, TEL and Purchaser re-filed their Premerger Notification and Report Form with the FTC and Antitrust Division. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, September 26, 2012, unless earlier terminated by the FTC and the Antitrust Division or TEL or Purchaser receive a request for additional information that would extend the waiting period. It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have expired or been terminated. Accordingly, if such waiting period shall not have expired or been terminated by the then-scheduled Expiration Date, Purchaser will extend the Offer.”

(2) Item 8 – “Additional Information – Litigation Related to the Offer and Merger” is hereby amended by adding the following to the end of such section:

“On August 31, 2012, shareholder Elizabeth Kuzio filed an amended complaint in Carver County District Court of the State of Minnesota (the “Amended Kuzio Complaint”). In addition to the allegations in the Kuzio Complaint, the Amended Kuzio Complaint further alleges a claim for breach of the duty of candor against the Individual Defendants. The foregoing description is qualified in its entirety by reference to the Amended Kuzio Complaint which is filed as an exhibit to this Statement and incorporated herein by reference.

On August 31, 2012, shareholder Tom Hoffman filed an amended complaint in Carver County District Court of the State of Minnesota (the “Amended Hoffman Complaint”). In addition to the allegations in the Hoffman Complaint, the Amended Kuzio Complaint further alleges a claim for breach of the duty of candor against the Individual Defendants. The foregoing description is qualified in its entirety by reference to the Amended Hoffman Complaint which is filed as an exhibit to this Statement and incorporated herein by reference.

On September 10, 2012, shareholder Barry Bragger filed an amended complaint, dated August 31, 2012, in Carver County District Court of the State of Minnesota (the “Amended Bragger Complaint”). In addition to the allegations in the Bragger Complaint, the Amended Bragger Complaint alleges claims for breach of the duty of candor against the Individual Defendants and for equitable relief under Section 302A.467 of the MBCA against the Individual Defendants and TEL on behalf of a putative class of the Company’s shareholders. The Amended Bragger Complaint further alleges claims for corporate waste, abuse of control and breach of fiduciary duties derivatively on behalf of the Company against the Individual Defendants. Furthermore, the Amended Bragger Complaint amends the claim for aiding and abetting to only be against TEL. The Amended Bragger Complaint is captioned Bragger v. Donald S. Mitchell et al, Case Number 10-CV-12-1184. The foregoing description is qualified in its entirety by reference to the Amended Bragger Complaint which is filed as an exhibit to this Statement and incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibits:

(a)(5)(E) Text of Amended Class Action Complaint, dated August 31, 2012 (Barry Bragger v. Donald S. Mitchell, et al.) (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on September 12, 2012)

(a)(5)(F) Text of Amended Class Action Complaint, dated August 31, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.) (incorporated by reference to Exhibit (a)(5)(f) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on September 12, 2012)

(a)(5)(G) Text of Amended Class Action Complaint, dated August 31, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.) (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on September 12, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Patricia M. Hollister
Name: Patricia M. Hollister Title: Chief Financial Officer Date: September 12, 2012